UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PUSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 0-21116

A.                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA Health Sciences 401(k) Plan

B.                       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES, INC.

FORM 11-K

For the Year Ended December 31, 2008

* Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrators of the

USANA Health Sciences 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the USANA Health Sciences 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the USANA Health Sciences 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U. S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
June 24, 2009

USANA Health Sciences 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments, at fair value
Mutual funds	$12,235,157	$15,978,759
USANA Health Sciences, Inc. common stock	2,412,761	2,552,238
Loans to participants	633,556	582,818

Total investments	15,281,474	19,113,815

Cash	8,065	7,956

Receivables:
Employer contributions	7,828	40,567

Total Assets	15,297,367	19,162,338

Liabilities	—	—

Net assets available for benefits	$15,297,367	$19,162,338

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions to (deductions from) net assets attributable to:

Investment (loss) income:
Net depreciation in fair value of investments	$(6,079,368)
Interest and dividend income	67,440

Total investment loss	(6,011,928)

Contributions:
Employee	1,938,582
Employer	908,916

Total contributions	2,847,498

Benefits paid to participants	(700,541)

Net decrease	(3,864,971)

Net assets available for benefits:
Beginning of year	19,162,338

End of year	$15,297,367

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A – DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.        General

The Plan is a defined contribution plan covering all United States employees of USANA Health Sciences, Inc. (the “Company,” or the “Employer”) who have attained three months of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and permits traditional 401(k) deferrals (pre-tax), as well as Roth 401(k) deferrals (after-tax).

2.        Contributions

Each year participants may elect to contribute up to 75 percent of their annual compensation subject to certain limits as defined in the Plan.  Contributions are limited by the Internal Revenue Code, which established a maximum contribution of $15,500 ($20,500 for participants over age 50) for the year ended December 31, 2008.  Participants may elect to make pre-tax contributions and/or after-tax Roth elective contributions into their accounts.  Participants may also contribute amounts representing distributions from certain other defined benefit or defined contribution plans as permitted by the Plan.  Effective January 1, 2008, the Company adopted Safe Harbor and certain other provisions for the Plan.  Under these provisions, eligible employees who have not made an affirmative election to defer or not defer will have elective deferrals withheld in the amount of six percent of their compensation, to be invested in the appropriate target date retirement fund.  Participants may direct their investments into one or more of the investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into shares of the Company’s common stock.

Prior to January 1, 2008, the Company provided a matching contribution equal to 50 percent of the first six percent of a participant’s compensation that was contributed as an elective deferral by the participant.  Under the provisions adopted for the plan, effective January 1, 2008, the Company now provides a matching contribution equal to 100 percent of the first one percent of a participant’s compensation that is contributed as an elective deferral by the participant, and 50 percent of that elective deferral between one and six percent of the participant’s compensation.  The Company’s board of directors may also authorize additional contributions to the Plan.

3.        Participant accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s contribution and (b) investment gains or losses.  The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s contribution, as defined in the Plan.  The allocation of earnings is based on a participant’s weighted-average account balance, as defined in the Plan.

In September, 2005, a proprietary fund (the CTC Stable Value Fund) of the Plan’s previous trustee filed a voluntary bankruptcy petition.  On April 1, 2008, the Plan received the final payout of this Fund for distribution to those participants in the Plan who held investments in the Fund at the time of the voluntary bankruptcy petition.  This final payout brought the total returned to participants to approximately 103% of the Fund’s September 2005 value.

4.        Vesting

Participants are fully vested in their voluntary contributions, including any investment earnings on those contributions.  Prior to January 1, 2008, the Company’s matching and discretionary contributions vested at 25 percent per year beginning after the completion of one year of service.  A participant was, therefore, 100 percent vested after four years of service.  Effective January 1, 2008, the Company’s matching and discretionary contributions cliff vest at two years of service.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF THE PLAN – CONTINUED

5.        Participant loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Each participant loan is secured by the balance in the participant’s account and bears interest at prime rate plus one percent, ranging from four percent to 11 percent, which are commensurate with local prevailing rates at the time of loan origination.  Principal and interest is paid ratably through payroll deductions.  Loans are paid back over five year periods, unless the loan was used to purchase a principal residence, in which case the payback period is not to exceed 30 years.  At December 31, 2008, the Plan had participant loans outstanding with maturities ranging from 2009 through 2019.

6.        Benefits paid to participants

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, the Plan may make a lump-sum distribution of the value of the participant’s vested interest in his or her account where the account balance is less than $1,000.

7.                         Forfeited accounts

Forfeited, non-vested, accounts related to the Company’s matching contributions are used to reduce future matching contributions.  During 2008, the Company’s contributions were reduced by $28,788 from the application of forfeited, non-vested, amounts.  At December 31, 2008, forfeited, non-vested, accounts totaled $8,431 ($23,838 at December 31, 2007).

8.                         Expenses

The Company, as the Plan sponsor, pays all administrative expenses of the Plan.

9.                         Department of Labor review

During 2008, the Department of Labor conducted a limited review of the Plan.  This review, which included Plan years 2004 through 2007, was performed to ensure that the Plan was in compliance with the standards governing the operation of employee benefit plans set forth under ERISA.  The review was concluded in September 2008 without comment by the Department of Labor.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.                           Basis of accounting

The financial statements of the Plan are presented using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

2.                           Use of estimates

The preparation of the financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results may differ from those estimates.

3.                           Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments in shares of USANA Health Sciences, Inc. common stock (which are held in a unitized stock fund) and in mutual funds.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances, which approximates fair value.  Net appreciation (depreciation) caused by fluctuations in the value of investments is reflected in the

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Statement of Changes in Net Assets Available for Benefits.  Amounts invested may earn interest and dividends, which in turn are reinvested.

Purchases and sales of securities are recorded on a trade-date basis.  Income from interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.                           Benefits paid to participants

Benefits are recorded when paid.  As of December 31, 2008, $14,511 in distributions had been requested but not paid.

5.                           Reclassifications

Certain reclassifications have been made to the 2007 financial statements to conform to the 2008 presentation.

NOTE C – INVESTMENTS

All investment options are participant-directed.  The following is a summary of the fair value of the Plan’s investments at December 31, 2008 and 2007.  Investments representing five percent or more of ending net assets are separately identified.

	2008	2007

The Growth Fund of America	$2,029,643	$3,207,845
Washington Mutual Investors Fund	1,825,722	2,562,512
USANA Health Sciences, Inc. common stock	2,412,761	2,552,238
EuroPacific Growth Fund	1,559,864	2,520,929
Cash Management Trust of America	1,314,336	726,501
SMALLCAP World Fund	1,202,092	2,298,728
The Income Fund of America	1,136,086	1,480,682
Fundamental Investors	856,657	1,208,621
Other	2,944,313	2,555,759

Total Investments	$15,281,474	$19,113,815

Net appreciation (depreciation) in the value of investments includes all investments bought and sold during the year, as well as held at year-end.  During the year ended December 31, 2008, the Plan’s investments appreciated (depreciated) in value as follows:

Mutual Funds	$(5,936,675)
Common Stock	(148,059)
Common/Collective Trust	5,366

$(6,079,368)

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE D – FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements.  The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007.  On January 1, 2008, the Plan adopted SFAS No. 157 and the implementation of the related provisions did not have a material impact on the Plan’s financial statements.

SFAS No. 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

•                  Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

•                  Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•                  Level 3 inputs are unobservable and are used to measure fair value in situations where there is little, if any, market activity for the asset or liability at the measurement date.

The following table sets forth by level within the valuation hierarchy a summary of the Plan’s investments and participant loans measured at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$12,235,157	$—	$—	$12,235,157
USANA Health Sciences, Inc. common stock	2,412,761	—	—	2,412,761
Participant loans	—	—	633,556	633,556
	$14,647,918	$—	$633,556	$15,281,474

The USANA Health Sciences, Inc. common stock unitized fund primarily includes Company common stock, the value of which is measured using quoted market price.  A small portion of this fund consists of cash held in a money market account.  The money market portion of this fund provides liquidity, which enables Plan participants to transfer money daily among all investment choices.  The fair value of this fund is based on Level 1 inputs as described above.

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$582,818
Loans, net of repayments	50,738
$633,556

NOTE E – RELATED-PARTY TRANSACTIONS

Plan assets include common stock of the Company totaling $2,412,761 at December 31, 2008 ($2,552,238 at December 31, 2007).  The Company is the Plan Administrator as defined by the Plan and, therefore, transactions with respect to shares of the Company’s common stock qualify as party-in-interest transactions.  The Plan held 68,196 shares of common stock of the Company at December 31, 2008 (67,780 at December 31, 2007).

Loans to Plan participants totaling $633,556 as of December 31, 2008 ($582,818 as of December 31, 2007) are also considered party-in-interest transactions.  Interest income pertaining to participant loans totaled $45,142 for 2008.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE F – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their accounts.

NOTE G – TAX STATUS

The Plan has adopted a Non-Standardized Prototype Plan for which the Internal Revenue Service has issued a favorable opinion letter dated March 31, 2008, covering the qualification of the Plan.  The Plan Administrator and its qualified tax counsel do not anticipate that changes in the Plan after the date of the Internal Revenue Service opinion letter will affect the qualified and tax-exempt status of the Plan.  Accordingly, the financial statements of the Plan do not include an income tax provision.

USANA Health Sciences 401(k) Plan

SUPPLEMENTAL INFORMATION

Employer Identification Number:  87-0500306

Plan Number:  001

SCHEDULE H, PART IV, line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2008

(a)	(b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT	SHARES, UNITS, OR LOANS	(e) CURRENT VALUE

*	USANA Health Sciences, Inc.	Common Stock held in unitized fund ($113,902 cash)	68,196	$2,412,761

	The Growth Fund of America	Mutual Fund	99,474	2,029,643
	Washington Mutual Investors Fund	Mutual Fund	85,281	1,825,722
	EuroPacific Growth Fund	Mutual Fund	55,787	1,559,864
	SmallCap World Fund	Mutual Fund	58,223	1,202,092
	The Income Fund of America	Mutual Fund	86,792	1,136,086
	Fundamental Investors	Mutual Fund	34,294	856,657
	American Balanced Fund	Mutual Fund	36,230	499,235
	U.S. Government Securities Fund	Mutual Fund	34,992	495,165
	The Bond Fund of America	Mutual Fund	35,833	380,844
	New World of America	Mutual Fund	9,852	309,242
	American High—Income Trust	Mutual Fund	30,428	234,153
	American Funds 2025 Target Date	Mutual Fund	13,357	88,554
	American Funds 2040 Target Date	Mutual Fund	11,916	78,764
	American Funds 2045 Target Date	Mutual Fund	10,194	67,686
	American Funds 2050 Target Date	Mutual Fund	7,504	49,299
	American Funds 2030 Target Date	Mutual Fund	5,142	34,041
	American Funds 2035 Target Date	Mutual Fund	4,470	29,501
	American Funds 2010 Target Date	Mutual Fund	3,231	23,229
	American Funds 2015 Target Date	Mutual Fund	2,572	18,337
	American Funds 2020 Target Date	Mutual Fund	396	2,707

	The Cash Management Trust of America	Money Market Fund		1,314,336

*	Loans to participants	Loans with interest rates ranging from 4% - 11%	143	633,556

				$15,281,474

* Party-in-interest

Note - Column ( d ), cost, is not required because all investments are participant directed.

EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (Filed herewith)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

USANA Health Sciences 401 (k) Plan

Date: June 25, 2009	/s/ Jeffrey A. Yates
Jeffrey A. Yates
Chief Financial Officer (Principal Financial and Accounting Officer) Employer Plan Sponsor